Nuveen Investment Trust V

333 West Wacker Drive

Chicago, Illinois 60606

December 18, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                      Nuveen Investment Trust V

(Registration Nos. 333-138592 and 811-21979)

Ladies and Gentlemen:

            The undersigned, Nuveen Investment Trust V (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities Exchange Commission (the “Commission”) under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) and grant acceleration of the effectiveness of the Registration Statement so that the same may become effective at 2:30 p.m., Eastern time, on December 19, 2006, or as soon thereafter as practicable.

Very truly yours,

Nuveen Investment Trust V

By:    /s/ Jessica R. Droeger

          Jessica R. Droeger

Vice President and Secretary